REPORT ON EXECUTIVE COMPENSATION

         The Executive Compensation Committee of the Board of Directors (the "Committee") is comprised entirely of non-employee directors and is responsible for recommending to the Board of Directors compensation policies applicable to the Company's executive officers. This report addresses the Company's compensation policies for 1996 as they affected the Chief Executive Officer, the Named Executive Officers and the other executive officers of the Company.

Compensation Philosophy

         The Committee's executive compensation policies are designed to provide competitive compensation opportunities, to reward executives consistent with the Company's performance, to recognize individual performance and responsibility, to assist the Company in attracting and retaining qualified executives and, most importantly, to underscore the importance of total stockholder return. The Committee is committed to a compensation philosophy which rewards employees primarily on the Company's success in attaining corporate financial objectives and, secondarily, on the employee's success in attaining departmental and individual financial and qualitative performance objectives. This philosophy is based on the premise that achievement of the Company's goals results from the coordinated efforts of all individuals working toward common objectives. The Company strives to achieve those objectives through teamwork that is focused on meeting the expectations of customers and stockholders.

         The components of the Company's executive compensation program for 1996 were (i) an annual component consisting of base salaries and cash bonuses, and
(ii) long-term incentives. Central to the Company's executive compensation program is the definition of detailed performance goals and financial targets. Executive compensation is determined and administered by the Committee on the basis of total compensation rather than as separate free-standing components. In determining executive compensation, the Committee considers compensation packages for executives of comparable position and responsibility in the industry.

Annual Component

         Base salaries for all Named Executive Officers, including the Chief Executive Officer, are reviewed by the Committee on an annual basis. In determining appropriate base salaries, the Committee considers external competitiveness in the context of the Company's financial condition and capital resources, the roles and responsibilities of the individual, the contributions of the individual to the Company's business, an analysis of job requirements and the individual's prior experience and accomplishments.

         To provide additional incentive to achieve outstanding performance, the Committee also makes cash bonus awards based on corporate and individual performance. The compensation plan adopted by the Committee in 1996 establishes target cash bonuses based on achievement of financial and operational goals for the Company and, where appropriate, those activities of the Company managed by the executive officer. The Committee has the discretion to increase the annual bonus in any given year to take into account what it deems to be extraordinary events.

Long-Term Incentives

         The Committee believes that the financial interests of executive officers should be aligned closely with those of stockholders through equity ownership. The Company's long-term incentive compensation plan currently consists of the 1993 Carr Realty Option Plan under which executive officers and other key employees of the Company have been granted options to acquire Class A Units in Carr Realty, L.P. ("Unit




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Options"). Class A Units of Carr Realty, L.P. are redeemable for Common Stock of the Company or, at the Company's election, cash equal to the value of an equal number of shares of Common Stock and, therefore, have a value equal to that of the Company's Common Stock. To encourage the Company's employees to seek long-term appreciation in the value of the Company's Common Stock, Unit Options vest over a specified period of time, and then only if the employee remains with the Company. Accordingly, an employee generally must remain with the Company for a period of 5 years to enjoy the full economic benefit of a Unit Option. The Company awarded 20,000 Unit Options each to two of the Named Executive Officers at the time they joined the Company in 1996.

         In recognition of the changes in the Company's organizational structure during 1996, the Committee and the Board of Directors have adopted the 1997 CarrAmerica Realty Corporation Stock Option and Incentive Plan (the "Stock Option Plan") which provides for the grant of options to purchase shares of Common Stock of the Company to executive officers and a broad-based group of the Company's employees. The Committee expects that future grants of long-term incentives to the Company's executives will be made pursuant to the Stock Option Plan. The Stock Option Plan is being presented to the Company's stockholders for approval at the Meeting and, accordingly, is described in detail in Item 2 above. The Committee urges stockholders to approve the Stock Option Plan.

Chief Executive Officer Compensation

         The salary and long-term incentive awards of Mr. Oliver T. Carr, Jr. are determined substantially in conformity with the policies described above for all other executive officers of the Company. The base salary of Mr. Oliver T. Carr, Jr. for 1996 was based on the terms of his employment agreement with the Company, as amended. Mr. Carr was not granted any Unit Options during 1996. Mr. Carr did not receive an annual cash bonus for 1996.

                                              David Bonderman
                                              A. James Clark
                                              J. Marshall Peck
                                              Wesley S. Williams, Jr.